BlackRock Utility and Infrastructure Trust
100 Bellevue Parkway
Wilmington, Delaware 19809
November 18, 2011
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: John Ganley

Re:	BlackRock Utility and Infrastructure Trust Registration Statement on Form N-2 (File Nos. 811-22606 and 333-176661)
Dear Mr. Ganley:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Utility & Infrastructure Trust hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 12:00 p.m., New York City time, on November 22, 2011 or as soon as practicable thereafter.
     The Trust hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Trust hereby requests that you notify Thomas A. DeCapo (617-573-4814) or Kevin T. Hardy (312-407-0641) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Sincerely, BLACKROCK UTILITY AND INFRASTRUCTURE TRUST
By:	/s/ Janey Ahn
Janey Ahn
Assistant Secretary

1585 Broadway
New York, New York 10036
November 18, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Utility and Infrastructure Trust Form N-2 Registration Statement No. 333-176661 Investment Company Act File No. 811-22606
Dear Commissioners:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 filed on September 2, 2011 and the Preliminary Prospectus filed October 26, 2011, began on October 26, 2011 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on November 22, 2011, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 97,170 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., Eastern Time, on November 22, 2011 or as soon as possible thereafter.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED On behalf of the several Underwriters By: MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Susan Portelli
Susan Portelli
Executive Director